As filed with the United States Securities and Exchange Commission on December 9, 2011

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

WNS (Holdings) Limited
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Jersey, Channel Islands
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

WNS North America Inc.
15 Exchange Place
3rd Floor
Jersey City, NJ 07302, USA
(201) 942-6254
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466
☒ ☐	immediately upon filing on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of WNS (Holdings) Limited	50,000,000 American Depositary Shares	$0.05	$2,500,000	$286.50
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt, filed as Exhibit (a)(2) to this Registration Statement and is incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory Article

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Introductory Article

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of Receipt.	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Article (15)

	(iii)	The procedure for collection and distribution of dividends	Reverse of Receipt - Article (13)

	(iv)	The procedure for transmission of notices, reports and proxy soliciting material	Face of Receipt - Article (12), Reverse of Receipt, Articles (14) and (15)

	(v)	The sale or exercise of rights	Face of Receipt - Articles (2) and (6), Reverse of Receipt – Articles (13), (16) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt - Articles (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt - Articles (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt - Article (12)

	(ix)	Restrictions on the right to transferor withdraw the underlying securities	Face of Receipt - Articles (2), (3), (4), (6) and (10)

	(x) Limitation on the liability of the depositary	Face of Receipt - Articles (6) and (10), Reverse of Receipts – Articles (15), (16), (17), (18) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts	Face of Receipt - Article (9)

4.	Fees and other direct and indirect payments made by the depositary to the issuer	Face of Receipt - Article (9)

Item 2. AVAILABLE INFORMATION		Face of Receipt – Article (12)

WNS (Holdings) Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission").  These reports and documents can be retrieved from the Commission’s website (www.sec.gov) and can be inspected and copied by holders of Receipts at public reference facilities maintained by the Commission at 100F Street, N.E., Washington, D.C. 20549, and at the principal executive office of the Depositary.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Deposit Agreement, dated as of July 18, 2006, by and among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”). – Previously filed as Exhibit 99.1(a) to the Registration Statement on Form F-6 (File No. 333-135859), which exhibit is incorporated herein by reference.

(a)(2)	Form of American Depositary Receipt. – Filed herewith as Exhibit (a)(2)

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both, (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged, and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among WNS (Holdings) Limited, Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 9, 2011.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one ordinary share,  of WNS (Holdings) Limited

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly
Title: Vice President

By:	/s/ Chris Konopelko
Name: Chris Konopelko
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, WNS (Holdings) Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mumbai, State of Maharashtra, India on December 9, 2011.

WNS (Holdings) Limited

By:	/s/ Alok Misra
Name:	Alok Misra
Title:	Group Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Keshav R. Murugesh (Director and Group Chief Executive Officer), Alok Misra (Group Chief Financial Officer) and Ronald D’Mello (General Counsel), severally, as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for such person and in such person’s name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done provided two of the above-listed attorneys-in-fact act together on behalf of such person, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on December 9, 2011.

Signatures	Capacity

/s/ Eric B. Herr
Eric B. Herr	Chairman of the Board

/s/ Keshav R. Murugesh
Keshav R. Murugesh	Director and Group Chief Executive Officer (Principal executive officer)

/s/ Alok Misra
Alok Misra	Group Chief Financial Officer (Principal financial and accounting officer)

/s/ Jeremy Young
Jeremy Young	Director

/s/ Albert Aboody
Albert Aboody	Director

/s/ Deepak S. Parekh
Deepak S. Parekh	Director

/s/Richard O. Bernays
Richard O. Bernays	Director

/s/ Anthony Armitage Greener
Anthony Armitage Greener	Director

/s/ Eric B. Herr
Eric B. Herr	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number
(a)(2) Form of American Depositary Receipt (d) Opinion of counsel to the Depositary (e) Rule 466 Certification